UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SATELLITE SECURITY CORPORATION
(Name of Small Business Issuer in Its Charter)

000-28739
(Commission File Number)

Nevada	91-1903590
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

P.O. Box 880263
San Diego, California 92168-0263
(Address of Principal Executive Offices)
(619) 977-1515
(Issuer's Telephone Number, Including Area Code)

SATELLITE SECURITY CORPORATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SATELLITE SECURITY CORPORATION IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF SATELLITE SECURITY CORPORATION IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about December 28, 2007, to the holders of record at the close of business on December 21, 2007 of the outstanding shares of common stock, $.001 par value, of Satellite Security Corporation, a Nevada corporation ("we," "us," "our," or the "Company"), in connection with the change of control and composition of our board of directors as contemplated by the Share Exchange Agreement dated November 27, 2007 ("Exchange Agreement"), by and among the Company, AIMMS Co., Ltd., a Korean corporation ("AIMMS") and the stockholders of AIMMS.  In this Information Statement we refer to the transactions contemplated under the Exchange Agreement as, collectively, the "Exchange Transaction," and we refer to the consummation of Exchange Transaction as the "Closing." This Information Statement is being provided solely for information purposes and not in connection with a vote of our stockholders.

Under the terms of the Exchange Agreement, we are required, before the Closing, to file this Information Statement with the Securities and Exchange Commission ("SEC") and to mail this Information Statement to each registered holder of our common stock.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning AIMMS, the directors to be appointed to our board of directors as contemplated by the Exchange Agreement and the individuals to be appointed as our executive officers has been furnished to us by AIMMS, and we assume no responsibility for the accuracy or completeness of any such information.

CHANGE IN CONTROL TRANSACTION

The Exchange Agreement provides that the stockholders of AIMMS will exchange all of the shares of AIMMS common stock they own, which represents all of the issued and outstanding shares of capital stock of AIMMS, in exchange for, in the aggregate, 50 million shares of our common stock.  The 50 million shares will be distributed to the AIMMS stockholders at a ratio of 26.85 shares of our common stock for every one share of AIMMS common stock owned by the AIMMS stockholders.  Upon completion of the transactions under the Exchange Agreement, AIMMS will become our wholly-owned subsidiary.  The issuance of our shares of common stock to the AIMMS stockholders is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) and/or Regulation S thereof.

In connection with the Exchange Agreement, there will be a change of control of the Company.  Immediately before the Closing, we will have 2,222,034 shares of common stock outstanding.  Immediately following the Closing, we will have 52,222,034 shares of common stock outstanding, of which the AIMMS stockholders will, in the aggregate, own 50,000,000 shares, or approximately 96% of our then outstanding common stock.

In addition, following the 10-day period after this Information Statement is mailed to our registered stockholders, our current sole director will appoint Sung Hwan Park, Young Jae Lee, Kyung Hoon Ahn and Michael Levinsohn to our board of directors.  As a result the number of members of our board of directors will increase from one to five, four of which were designated by AIMMS.

VOTING SECURITIES

Our common stock is the only class of equity security that we currently have outstanding and which are entitled to vote.  Each share of our common stock entitles the holder thereof to one vote.  As of December 21, 2007, there were 2,222,034 shares of our common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 21, 2007, we had 2,222,034 shares of common stock outstanding.  The following table sets forth information regarding the beneficial ownership of our common stock immediately before and after the Closing with respect to (i) our named executive officers and directors; (ii) our named executive officers and directors as a group; and (iii) all persons which we, pursuant to filings with the SEC and our stock transfer record by each person or group, know to own more than 5% of the outstanding shares of our common stock.  Under SEC rules, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security.  Accordingly, more than one person may be deemed to be a beneficial owner of the same security.  A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as warrants or options to purchase shares of our common stock. Unless otherwise noted, each person has sole voting and investment power over the shares indicated below subject to applicable community property law. Unless otherwise stated in the table below, the address of each beneficial owner is Satellite Security Corporation, PO Box 880263, San Diego, California 92168-0263.

	Before the Closing		After the Closing
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class Beneficially Owned	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Officers and Directors
Zirk Engelbrecht, Chief Executive Officer and Director (1)	1,030,000	46.4%	1,030,000	2.0%

John Phillips (2) 12544 Sora Way, San Diego, California 92129	5,663	*	5,663	*

Kenneth Dixon (2) 7011 Ibis Place, Carlsbad, California, 92009	5,672	*	5,672	*

Aidan Shields (2)	--	--	--	--

Sung Hwan Park, Director (1) Jamwon 63-2 Shinbanpo Chunggu Apt. 101-506, Secho-gu, Seoul Korea	--	--	2,000,000	3.8%

Young Jae Lee, Director and Joint Chief Executive Officer of AIMMS (1) Lake Place 133-701 Jamsil-Dong 44, Songpa-Gu, Seoul, Korea	--	--	3,900,000	7.5%

Kyung Hoon Ahn, Director and Joint Chief Executive Officer of AIMMS (1) Yeoksam-Dong 685-19, Kangnam-gu, Seoul, Korea	--	--	2,200,000	4.2%

Michael Levinsohn, Director (1) 607 Ashwood Drive, Cedar Lake Estate, Fourways, Johannesburg, South Africa	--	--	--	--

All current directors and executive officers as a group (one person before the Closing and five persons after the Closing)	1,030,000	46.4%	9,130,000	17.5%

5% Stockholders
Target Equity, LTD. 24 Route des Acacias, 1227 Les Acacias, Geneva, Switzerland	--	--	9,000,000	17.2%

Young Jae Lee Lake Place 133-701 Jamsil-Dong 44, Songpa-Gu, Seoul, Korea	--	--	3,900,000	7.5%

Oh Jea Hyoung Chorok Apt. 101-604, Hwagok 3-dong 1139, Kangseo-Gu, Seoul, Korea	--	--	3,066,000	5.9%

Jeon Seong Yong Daelim Apt 2-507, Jamwon-dong, Seocho-gu, Seoul, Korea	--	--	2,982,000	5.7%

Pacific Horizon Holdings Co., Ltd. Younhji Bldg. 3 Fl. Chungdam-dong Gangnam-gu, Seoul, Korea	--	--	2,632,208	5.0%
*	Represents less than one percent.
(1) Other than in respect of Mr. Engelbrecht, the positions reflect each individual's position with us following the Closing.  Mr. Engelbrecht will resign as our chief executive officer at that time, but will continue to serve on our board of directors.  See "DIRECTORS AND EXECUTIVE OFFICERS," below.
(2) Share ownership and address information is based solely on Company records maintained through the date of this individual's resignation.  This individual is not currently an executive officer or a director.  Mr. Phillips resigned effective December 4, 2006; Mr. Dixon resigned effective June 5, 2006; and Mr. Shields resigned effective February 15, 2007.

LEGAL PROCEEDINGS

To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than 5% of our securities, or any associate of any of the foregoing, is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

DIRECTORS AND EXECUTIVE OFFICERS

Our board of directors currently consists of one member, Mr. Zirk Engelbrecht, who also currently serves as our chief executive officer.  Three of our directors that were elected at our 2006 annual meeting of stockholders have since resigned: (i) Mr. Steven Hallock resigned effective January 26, 2007; (ii) Mr. John Phillips resigned effective December 4, 2006; and (iii) Mr. Kenneth Dixon resigned effective June 5, 2006.  Mr. Aidan Shields, who was appointed as our chief financial officer in July  2006, resigned from such position effective February 15, 2007.

Following the 10-day period after this Information Statement is mailed to our registered stockholders, our current sole director will appoint Sung Hwan Park, Young Jae Lee, Kyung Hoon Ahn and Michael Levinsohn to our board of directors.  At that time, Sung Hwan Park will serve as chairman of our board of directors, Michael Levinsohn will serve as our chief executive officer, Young Jae Lee will serve as joint chief executive officer of AIMMS and Kyung Hoon Ahn will serve as joint chief executive officer of AIMMS. Mr. Engelbrecht will resign as our chief executive officer, but will remain on our board of directors.

Set forth below is certain information regarding our current executive officer and director, as well as information regarding the individuals that will be appointed to the offices discussed above.  There are no family relationships among members of our management or our board of directors.

Name	Position	Age	Held Position Since
Kyung Hoon Ahn	Director and Joint Chief Executive Officer of AIMMS	44	*
Zirk Engelbrecht	Director and Chief Executive Officer	51	February 2006
Young Jae Lee	Director and Joint Chief Executive Officer of AIMMS	44	*
Michael Levinsohn	Director and Chief Executive Officer of Satellite	45	*
Sung Hwan Park	Director and Chairman of the Board	42	*
* Other than in respect of Mr. Engelbrecht, the positions reflect each individual's position with us following the Closing.  Mr. Engelbrecht will resign from his position as our chief executive officer at that time, but will continue to serve on our board of directors.  Messrs. Ahn and Lee, who serve as the joint chief executive officers of AIMMS, are expected to make a significant contribution to our business through their service to AIMMS.

Zirk Engelbrecht.  Mr. Engelbrecht has been chairman of our board of directors since February  2006.  He was appointed as our chief executive officer effective December 7, 2006 when Mr. Phillips resigned from such position.  Mr. Engelbrecht is also the chief executive officer of WealthMakers, Ltd., a position he has held since January 1, 2007.  Mr. Engelbrecht also served as chairman and chief executive officer of Safari Associates, Inc. (OTC Bulleting Board: SFAR) until its acquisition by Power-Save Company in September 2006.  Since 2000, Mr. Engelbrecht has been the chairman and chief executive officer of the Aston Organization Ltd, a private equity firm.  Aston Organization is also one of our stockholders.  He has served as a member of Opus International LLC, a private equity and venture capital firm, since July 2000.  Mr. Engelbrecht served as chairman of Nutra Pharma Corp. (OTC BB: NPHC), from February 2001 to November 2002.

Sung Hwan Park.  Mr. Park has been involved with the management of AIMMS since February 21, 2007.  Mr. Park served as a director for Human Intelligence Inc. from 2001 until February 2007.  Mr. Park also served as a director for EcoPetro C. Ltd. from 2006 until February 2007.

Young Jae Lee.  Since February 21, 2007, Mr. Lee has served, and is currently serving, as the chief executive officer of AIMMS.  Mr. Lee also served as the chief executive officer of Hanil World from 1999 to February 2007.

Kyung Hoon Ahn.  Mr. Ahn has been involved in project management and research development for AIMMS since February 21, 2007.   From October 1999 to June 2006, Mr. Ahn was the chief executive officer of DBInteractive.

Michael Levinsohn.  Mr. Levinsohn has been the Managing Director of Sterling Trust (Pty) Ltd. since March 1988.  Mr. Levinsohn is a co-founder of Webworks (Pty) Ltd., a leading developer and operator of customer relationship management and loyalty programs, and he was a director of Webworks from June 2000 to October 2002. Mr. Levinsohn is also currently a director of Carnoustie Investment Holdings (Pty) Ltd. and Digital Vouchers (Pty) Ltd.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended December 31, 2006, our board of directors held six meetings. Our board of directors has not established any committees.  During fiscal 2006, all directors attended at least 75% of the meetings of our board of directors.

Committees of the Board of Directors

Our board of directors presently consists only of one individual, Mr. Engelbrecht.  As such, our board of directors has not established any committee of the board of directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the board of directors.  Following the Closing, the then current directors intend to meet to determine which committees to establish and the persons most appropriate to serve on such committees, if any.  However, no assurance can be given that our board of directors will establish any committees.

Nominee Recommendation Procedures

Our board of directors has not established a formal process for stockholders to nominate directors or to send communications to members of the board of directors.  As of the date of this filing, our board of directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the board of directors to our address at P.O. Box 880263, San Diego, CA 92168-0263, Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our board of directors, and if we receive a director nomination, it will be forwarded to the entire board of directors.

Director Independence

Our board of directors currently consists of one member, Mr. Engelbrecht, who also serves as our chief executive officer.  Mr. Engelbrecht is not considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.  Three of our directors that were elected at our 2006 annual meeting of stockholders, which are Messrs. Hallock, Phillips and Dixon, have since resigned.  None of Messrs. Hallock, Phillips and Dixon was considered independent under the standards described above.

None of the incoming directors would be considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to our named executive officers during the fiscal year ended December 31, 2006.  For purposes of this report, our named executive officers include all individuals serving as principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level; and our two most highly compensated executive officers, other than our principal executive officer, who were serving as executive officers at the end of the last completed fiscal year; and up to two additional individuals for whom disclosure would have been provided pursuant to the preceding clause but for the fact that the individual was not serving as our executive officer at the end of the last completed fiscal year.

	Summary Compensation Table
Name and Principal Position	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compen- sation ($) (g)	Change in Pension Value and Nonqualified Deferred Compen- sation Earnings ($) (h)	All Other Comp- ensation ($) (i)	Total ($) (j)
Zirk Engelbrecht, Chief Executive Officer (1)	2006	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
John Phillips, Chief Executive Officer (2)	2006	$254,904	$0.00	$0.00	$92,530	$0.00	$0.00	$23,097	$370,531
Kenneth Dixon, Chief Executive Officer (3)	2006	$94,435	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$94,435
Aidan Shields, Chief Financial Officer (4)	2006	$67,692	$0.00	$0.00	$16,169	$0.00	$0.00	$0.00	$83,861

(1)	Mr. Engelbrecht was appointed as our chief executive officer following Mr. Phillips resignation from such position on December 4, 2006.
(2)
Mr. Phillips served as our chief executive officer from May 19, 2006 through December 4, 2006. Before being appointed as our chief executive officer, Mr. Phillips served as our president, a position held since December 31, 2005.

(3)	Mr. Dixon served as our chief executive officer from December 31, 2005 through May 19, 2006 and as president until his resignation on June 5, 2006.
(4)	Mr. Shields was appointed as our chief financial officer on July 14, 2006 and resigned from such position on February 15, 2007.

In the Summary Compensation Table above, the dollar value set forth in the column entitled, "Option Awards," represents the compensation expense we incurred during the year.  The option awards were subject to vesting, and of the options awarded to Mr. Phillips, 1,923,077 were vested at the time of his resignation, and none of the options awarded to Mr. Shields were vested at the time of his resignation. In the Summary Compensation Table above, the dollar value set forth in the column entitled, "Other Compensation," represents the amounts paid to Mr. Phillips for an automobile allowance ($7,500) and accrued vacation upon his resignation ($15,597).

As disclosed in the Summary Compensation Table, during 2006, we paid the named executive officers an annual salary and granted Mr. Phillips and Mr. Shields options to purchase shares of our common stock.   The details of equity awards, such as the options, outstanding at the fiscal year ended December 31, 2006, are discussed further in the table entitled, "Outstanding Equity Awards at Fiscal Year-End," below.  None of the named executive officers were entitled to receive payments which would be characterized as "bonus" payments for the fiscal year ended December 31, 2006.

Employment Contracts

The Company does not have an employment agreement with its current and only executive officer, Mr. Engelbrecht.  However, the Company has entered into employment agreements with executive officers in the past.

The Company entered into an employment agreement with Mr. Phillips on May 19, 2006 when the Company appointed him as its Chief Executive Officer.  The employment agreement with Mr. Phillips called for payment of (i) an annual base salary of $225,000; (ii) an annual bonus opportunity in the amount of $35,000 payable in cash for each subsidiary or operating division of the Company that met its operating budget goal for each year during the term of the employment agreement; (iii) an additional annual bonus opportunity in an amount to be determined by the Board of Directors; and (iv) an automobile allowance of $1,500 per month.  Mr. Phillips was also eligible to participate in our employee benefit programs.  Under the employment agreement, the Company also agreed (i) to grant to Mr. Phillips, effective May 16, 2006, a non-qualified option to purchase 4,000,000 shares of its common stock vesting over two years at an exercise price equal to $0.09 per share, the closing price of our common stock on the date of grant for a total market value of $380,400 (these shares were scheduled to vest over a two year period); (ii) to re-price non-qualified stock options of 1,923,077 shares previously granted to Mr. Phillips on November 4, 2005 from an exercise price of $0.312 per share to $0.15 per share; and (iii) to remove certain performance-based restrictions on the previously granted 1,923,077 shares of restricted common stock for a total market value of $182,885.  These options became 100% vested on May 16, 2006. On December 4, 2006, Mr. Phillips resigned as our Chief Executive Officer and as a member of the Board of Directors.  The resignation effected a termination of the employment agreement.

The Company also entered into an employment agreement, effective July 14, 2006, with its former Chief Financial Officer, Aidan Shields.  That employment agreement called for payment of (i) an annual base salary of $160,000; and (ii) a performance bonus that was to be mutually agreed upon.  Under the terms of this employment agreement, the Company also agreed to grant Mr. Shields an option to purchase 750,000 shares our common stock at an exercise price equal to $0.13 per share, the closing price of our common stock on the date of grant for a total market value of $175,000, subject to vesting over a three year term.  On February 16, 2007 Mr. Shields resigned as the Chief Financial Officer and this employment agreement was terminated.

Based on the fair value of equity awards granted to named executive officers in 2006 and the base salary of the named executive officers, "salary" accounted for approximately 76% of the total compensation of the named executive officers while incentive compensation accounted for approximately 20% of the total compensation of the named executive officers.  Beginning on January 1, 2006, the Company began accounting for stock-based payments including grants of options in accordance with the requirements of FASB Statement 123(R), or "FASB 123(R)." Because the value of certain equity awards included in the Summary Compensation Table is based on the FASB 123(R) value rather than the fair value, these percentages may not be able to be derived using the amounts reflected in the Summary Compensation Table.

The table below summarizes information on outstanding equity awards held by the named executive officers at December 31, 2006.  Other than stock options, none of the named executive officers hold any other equity awards.

	Outstanding Equity Awards at Fiscal Year-End Option Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date(f)
John Phillips	1,923,077	--	--	$0.15	5/19/11
John Phillips	--	--	4,000,000	$0.09	5/19/11
Aidan Shields	--	--	1,250,000	$0.13	7/14/11

Each of the outstanding options terminates 90 days following termination of employment. Accordingly, subsequent to the period ended December 31, 2006, all of the foregoing options were terminated.

Director Compensation

Other than the reimbursement of actual and ordinary out-of-pocket expenditures, we did not compensate any of our directors for their services as directors during 2006, nor do we have any such compensation arrangements currently in place.  In the future, we may adopt a policy of paying directors a fee for their attendance at board and committee meetings.

We plan to enter into indemnification agreements with each of our directors (and our executive officers) on terms which we believe are reasonable and customary and comparable to those entered into by other publicly-traded companies in the United States.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

On May 5, 2000, Satellite Security Systems, Inc. ("S3"), entered into an office lease for property owned by Dr. Harry E. Maas, a former member of its board of directors. The lease called for rent in the amount of $3,500 per month, which was accrued. In addition, Dr. Maas advanced cash and other services to S3.  The total amount owed to Dr. Maas for accrued rent, cash and other advances during 2005 was $3.2 million.  On July 15, 2005, in connection with the sale of a portion of his shares to Opus International, LLC, Dr. Maas agreed to eliminate the amount due under the advances in exchange for a $1.6 million promissory note issued by S3.  On July 25, 2005, S3 entered into an addendum to the office lease which increased the monthly rent to $5,000.  The office lease was terminated effective January 15, 2006. On July 9, 2006, S3 reached an agreement with Dr. Maas to accelerate repayment of the $1.6 million note. Under the agreement, Dr. Maas agreed to waive the requirement in the note which entitled him to 15% of the proceeds of our July 2006 financing transaction in exchange for payment to him in the amount of $300,000.  From December 2005 to until the transaction with our noteholders earlier this year, which is discussed below, S3 was our former subsidiary.  In accordance with the agreement with the noteholders, discussed below, all of S3's assets and liabilities were assumed by the noteholders with the transfer of 100% of S3's shares to the noteholders.

On February 16, 2006, we issued a convertible promissory note (the "Aston Note") to The Aston Organization Ltd ("Aston").  Aston, which beneficially owned 5% of our outstanding common stock as of March 31, 2007, is controlled by Zirk Engelbrecht, our current sole director and chief executive officer, and Steven Hallock, one of our former directors.  Under the terms of the Aston Note, we have the right to request advances from Aston from time to time up to an aggregate of $2,000,000. Borrowings under the Aston Note were due and payable on December 31, 2006.  In May 2006, Aston converted $96,000 outstanding under the Aston Note into 480,000 shares of our common stock.  On July 9, 2006, we entered into a Note Conversion and Lock-Up Agreement with Aston in which Aston agreed to convert the $1,035,200 of outstanding principal, accrued and unpaid interest and all other amounts due under the Aston Note into 9,410,909 shares of our common stock at a conversion rate of $0.11 per share, the current market price per share of common stock on that date.  As a result of such conversion, our obligations under the Aston Note were terminated.

On December 28, 2006, we reached an agreement with Ken Dixon, our former chief executive officer, in which Mr. Dixon forgave any and all amounts due him and released us from all claims known and unknown in exchange for the replacement of a lost stock certificate.  Accordingly, we wrote off $2,018 of accounts payable, $4,804 of accrued interest, $20,000 of loan payable and $44,074 of deferred compensation.

We engaged Workman Nydegger, a law firm, during 2006 and 2005.  A relative of John Phillips, our former chief executive officer, is an employee and shareholder of Workman Nydegger.  During 2006 and 2005, we paid a total of $205,213 and $45,000, respectively, in legal fees to Workman Nydegger.

As explained in greater detail in our previous filings with the SEC, including in our Current Report on Form 8-K filed with SEC on July 2, 2007, on June 29, 2007 we entered into an agreement (the "NoteholdersAgreement") with the holders (the "Noteholders") of our secured convertible promissory notes in the amount of, in the aggregate, $3.3 million (the "Notes"), pursuant to which we agreed to consent to the Noteholders foreclosure on, and to transfer to the Noteholders, substantially all of our assets including the stock of our subsidiary entities.  In exchange, the Noteholders agreed to, among other things, convert all outstanding amounts due and all obligations under the Notes into an aggregate of 2,000,000 shares of our common stock, waive all breaches, defaults, penalties, accrued and unpaid interest, charges, fees and costs, and cancel all outstanding warrants issued to the Noteholders in connection with the Notes.  Further, in exchange for certain covenants of Mr. Engelbrecht with respect to the assumption of certain of the Company's liabilities, the performance of services for the Company and indemnification of the Company from certain liabilities, the Noteholders each agreed to reimburse Mr. Engelbrecht for certain expenses incurred in an amount up to $150,000 and to transfer to Mr. Engelbrecht or his designee 50% or 1,000,000 shares of the 2,000,000 shares of the Company's common stock issuable to the Noteholders upon conversion of the Notes.  In our Current Report on Form 8-K filed with the SEC on September 18, 2007, we reported that on September 14, 2007, the transactions contemplated under the Noteholders Agreement were consummated.

On November 30, 2007, we entered into the Exchange Agreement with AIMMS and all of AIMMS' stockholders, some of which are the individuals being appointed to our board of directors.  Under the terms of the Exchange Agreement we will acquire the business of AIMMS through an acquisition of all of its outstanding stock from its stockholders.  In exchange we will issue, in the aggregate, 50,000,000 shares of our common stock to the AIMMS stockholders.  As a result, AIMMS will become our wholly owned subsidiary and the AIMMS stockholders will own approximately 96% of our outstanding stock.  In connection with the Closing, we will issue shares of our common stock to the individuals being appointed to our board of directors as discussed herein in exchange for their shares of AIMMS stock.  See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," above.

Parent Companies

We do not have a parent company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and beneficial owners of more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Directors, executive officers and greater than 10% beneficial owners are required by SEC regulations to furnish to us copies of all Section 16(a) reports they file.  Based solely on the review of the copies of such reports that were furnished to us, we believe that all reporting requirements under Section 16(a) for the fiscal year ended December 31, 2006 were met in a timely manner by our directors, executive officers and greater than 10% beneficial owners other than the following: (i) John Phillips, our former chief executive officer and a former director, failed to file a report required by Section 16(a) upon his resignation on December 4, 2006 as our chief executive officer and director; (ii) Stephen Hallock, a former director, failed to file a report required by Section 16(a) upon his resignation on January 26, 2007 as a director; (iii) Mr. Hallock failed to file a report required by Section 16(a) upon his acquisition of 3,764,364 shares of our common stock from The Aston Organization Limited; and (iv) Zirk Engelbrecht, our current sole director and chief executive officer, failed to file a report required by Section 16(a) upon the disposition of 3,764,364 shares of common stock by The Aston Organization Limited to Mr. Hallock discussed above.  Mr. Engelbrecht was the beneficial owner of the shares of common stock held by The Aston Organization Limited.

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SATELLITE SECURITY CORPORATION

/s/ ZIRK ENGELBRECHT

Zirk Engelbrecht, Chief Executive Officer